NOL

RECEIVED

2007 APR 23 A 11:25

FICE OF INTERNATIONAL CORPORATE FINANCE

18 April 2007

By Courier

07022832

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's 38th Annual General Meeting held on 18 April 2007 at 11.00 am. and Re-appointment of NOL Audit Committee Members. Attached is a copy of the announcement for your attention, please.

PROCESSED
APR 2 6 2007
THOMSON FINANCIAL

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

4/24

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 18Apr07.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	18-Apr-2007 17:38:49
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL's 38th AGM on 18 April 2007 and Re-appointment of NOL Audit Committee Members
Description	Attached is the announcement on the above.
Attachments:	Announcement_on_AGM_18Apr07.pdf Total size = **27K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED

1. **NOL'S 38TH ANNUAL GENERAL MEETING ("AGM") HELD ON 18 APRIL 2007 at 11.00 A.M.**

2. **RE-APPOINTMENT OF NOL AUDIT COMMITTEE MEMBERS**

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1. NOL'S 38TH AGM

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board of Directors of Neptune Orient Lines Limited ("the Company" or "NOL") wishes to announce that at the 38th AGM of the Company held on 18 April 2007 at 11.00 a.m., all the Resolutions as set out in the Notice of AGM dated 2 April 2007, and put to the meeting, were duly passed.

The Company wishes to highlight shareholders' approval of the following items at the AGM:

Re-election of Board Members

The following Board members, who were subject to re-election, were re-elected at the AGM and remained as members of the NOL Board Committees reflected against their names:

Name of Director	Committee
Dr Friedbert Malt* *Vice-Chairman*	Executive Committee Executive Resource & Compensation Committee
Mr James Connal Scotland Rankin*	Executive Resource & Compensation Committee *(Chairman)* Nominating Committee
Mr Robert Holland, Jr*	Enterprise Risk Management Committee *(Chairman)* Audit Committee
Dr Thomas Held *Group President & CEO*	Executive Committee

Mr Bobby Chin Yoke Choong*	Audit Committee
Mr Simon Claude Israel	Executive Committee Enterprise Risk Management Committee
Mr Tan Pheng Hock*	Executive Resource & Compensation Committee
Mr Yasumasa Mizushima*	Executive Resource & Compensation Committee

* Independent Director

2. Re-appointment of NOL Audit Committee Members

Pursuant to Rule 704(8) of the SGX-ST Listing Manual, the Board of Directors of NOL wishes to announce that with the re-appointment of Messrs Robert Holland, Jr and Bobby Chin Yoke Choong, both of whom are Independent Directors, at the Company's AGM held on 18 April 2007, the NOL Audit Committee now comprises Messrs Christopher Lau (Chairman), Peter Wagner, Robert Holland, Jr and Bobby Chin Yoke Choong.

By Order of the Board

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

18 April 2007

END